

02033199

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



For the month of _____ April _____ ,xxxx2002 .

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ .

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation

to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
_____
(Registrant)

Date   April 30, 2002   By_____
                                        (Signature)[1]
                             Name: Wilson Chan
                             Title: Company Secretary

---

[1]Print the name and title of the signing officer under his signature.

 

Companies Registry
公司註冊處

Form
表格 **D2**

**Notification of Changes of
Secretary and Directors**
秘書及董事資料更改通知書

Company Number 公司編號

17

1 Company Name 公司名稱

The Wharf (Holdings) Limited

2 Type of Change 更改事項

- ☐ Resignation or cessation
  辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

- ☐ Secretary 秘書   ☐ Director 董事   ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card
or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation

辭職或停職日期

DD 日	MM 月	YYYY 年	
Date 日期			Alternate To 替代

*Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

The Wharf (Holdings) Limited
16/F., Ocean Centre.
Harbour City. Canton Road,
Kowloon,
Hong Kong.

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment / Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of Director	22	04	2002
	DD 日	MM 月	YYYY 年

Existing Name
現用姓名
-

Name／New Name
姓名／新姓名

LAWRENCE	David John
Surname 姓氏	Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址

35-18, Hampton Court, Gateway Apartments, Harbour City, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

-	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

740097678	United Kingdom
Number 號碼	Issuing Country 簽發國家

This Notification includes ___Nil___ **Continuation Sheet A and** ___Nil___ **Continuation Sheet B.**

本通知書包括 _____ 張續頁A及 _____ 張續頁B。

Signed 簽名 :

(Name 姓名) : (Wilson Wing Sang Chan) Date 日期 : 25th April, 2002

~~Director~~／ Secretary／ ~~Manager~~／
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去下適用者



Companies Registry
公 司 註 冊 處

Form
表格 **D3**

Consent to Act as a Director
出任董事職位同意書

Company Number　公司編號

17

Company Name　公司名稱

The Wharf (Holdings) Limited

I,　David John LAWRENCE　　　　　consent to act as a Director of the above company
本人　　　　　　　　　　　　　　同意出任上述公司的董事一職，

with effect from　22nd April, 2002　, and confirm that I have attained the age of 18 years*.
生效日期為　　　　　　　　　　　.並確認本人已年滿十八歲*。

Signed 簽名 :

Date　日期 :　22nd April, 2002

* Delete the age certification if the director is a body corporate.
如董事屬法人團體，請刪去年齡證明。





Companies Registry

公司註冊處

Form 表格 **SC1**

Return of Allotments

股份分配申報表

Company Number 公司編號

17

---

1 **Company Name** 公司名稱

The Wharf (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

08	03	2002	to	12	04	2002
DD 日	MM 月	YYYY 年	至	DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$620,000.00

Premium Amount Paid and Payable [(A) plus (B)] 已繳及應繳的溢價總額 [(A) plus (B)] $ HK$6,820,000.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 （包括此分配） $ HK$2,447,434,629.00

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	620,000	HK$1.00	HK$12.00	Nil	HK$11.00	HK$6,820,000.00

Presentor's Name and Address
提交人的姓名及地址

The Wharf (Holdings) Limited
16th Floor, Ocean Cenre,
Harbour City,
Canton Road,
Kowloon,
Hong Kong

For Official Use
請勿填寫本欄

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
CHAU, Ling Tai Louisa (Business Executive)	Flat D, 15/F., Wealthy Heights, 35 MacDonnell Road, Central, Hong Kong	20,000		
NG, Tin Hoi Stephen (Business Executive)	2A Trafalgar Court, 70 Tai Hang Road, Hong Kong	500,000		
YU, Ka Kai (Business Executive)	Flat H, 18/F., Po On Mansion, Taikoo Shing, Hong Kong	50,000		
SHUM, Kun Lam (Business Executive)	51 Conduit Road, 8/F., Flat H, Hong Kong	50,000		
Total Shares Allotted by Class 各類股份分配總額		620,000		

Signed 簽名：

(Name 姓名)：(Wilson W. S. Chan) Date 日期：25th April, 2002

Director 董事／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者